NEWS RELEASE
Lithium Argentina Reports
Second Quarter 2026 Results
August 11, 2026 – Zug, Switzerland: Lithium Argentina AG (“Lithium Argentina” or the “Company”) (TSX: LAR) (NYSE: LAR) today announced its second quarter 2026 results. Unless otherwise stated, results are presented in United States dollars on a 100% basis.

Sam Pigott, Lithium Argentina’s CEO, commented:

"Cauchari-Olaroz delivered another quarter of consistent, strong performance, generating more than $141 million of free cash flow from operations. The team safely completed a planned shutdown while advancing optimization and debottlenecking initiatives and remaining on track to achieve production guidance.

"This cash generation enabled a $114 million reduction in net debt while supporting distributions to the joint venture partners. The operation further strengthened its balance sheet, entering new debt facilities with international banks at an attractive interest rate under 5%, providing added flexibility to support future distributions and fund growth plans.

"As we look ahead, we continue to take a disciplined approach to growth. Together with Ganfeng, we have agreed to a modular approach to Stage 2 that we believe can accelerate the initial 10,000 tpa of growth capacity, leveraging our partner's expertise in the procurement of advanced processing equipment for installation at site. With RIGI approval now in place, early development activities are underway and we look forward to sharing an updated development plan in the coming months.

"With high-quality, low-cost operations, meaningful cash flow generation and a clear, phased path to growth, we believe the Company is well positioned to deliver long-term value for our shareholders."

Highlights

Cauchari-Olaroz

The Company holds a 44.8% equity interest in Exar, the operating entity for Cauchari-Olaroz, and exercises joint control over all key decisions. Operational and financial highlights below are presented on a 100% basis.
▪Production: Produced 9,280 tonnes of lithium carbonate in the second quarter of 2026 with the operation continuing to perform near design capacity.
•Second quarter production reflected the planned shutdown completed in May 2026 for routine maintenance and plant improvements.
•The operation averaged 95% of design capacity in the first half of 2026 and remains on track to achieve full-year production guidance of 35,000 - 40,000 tonnes.
▪Operating Costs: Costs of sales for the second quarter of 2026 were $63 million with cash operating costs of $5,897 per tonne1 of lithium carbonate sold.
•Quarterly costs reflected the planned shutdown, higher energy costs and the impact of a stronger Argentine peso.
▪Pricing: Revenue for the second quarter of 2026 was $174 million, reflecting an average realized price2 of approximately $19,563 per tonne of lithium carbonate sold, representing a cash operating margin2 of 70%.
▪Net Income: Net income for the second quarter of 2026 was $27 million, compared to $49 million for the first quarter of 2026, with the change primarily reflecting a $38 million non-cash deferred tax charge related to accelerated depreciation.
1 Cash operating costs includes all expenditures incurred at the site such as brine management, lithium plant processing, site and provincial office overheads and inventory adjustments. These costs also include project general and administrative costs and sales logistics costs. Cash operating cost per tonne is a non-GAAP financial measure or ratio and does not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See “Non-IFRS and Other Financial Measures”.
2 Refer to section titled “Non-IFRS and Other Financial Measures” below.

NEWS RELEASE
▪Adjusted EBITDA2: Adjusted EBITDA for the second quarter of 2026 was $110 million, as higher realized prices offset lower sales volumes compared to the first quarter of 2026.
▪Operating Cash Flow: Operating cash flow for the second quarter of 2026 was $142 million and Free Cash Flow from Operations was $141 million3.
▪Liquidity: Cauchari-Olaroz net debt was reduced by $114 million in the second quarter of 2026, after funding $16 million related to cash distributions to Lithium Argentina and Ganfeng.
•Subsequent to quarter-end, Cauchari-Olaroz completed a $170 million debt facility to reduce financing cost, support additional distributions and provide flexibility to advance the operation's growth plans.
▪Carbon Footprint: Cauchari-Olaroz completed an independent, ISO-verified assessment of its carbon footprint of 1.4 tonnes of CO2e (Scope 1 and 2) per tonne of lithium carbonate produced in 2025.

Growth Pipeline
Stage 2 Expansion: Continued advancing the expansion plan to increase production capacity by 45,000 tonnes per annum ("tpa") of LCE at Cauchari-Olaroz (“Stage 2”).

•RIGI Approval: In May 2026, the Stage 2 expansion was approved under Argentina's Regimen de Incentivo para Grandes Inversiones ("RIGI"), providing long-term fiscal stability and enhanced FX and tax benefits.
•Updated Development Plan: An updated development plan for Stage 2 is expected around the end of the third quarter of 2026 reflecting ongoing engineering and development work.
•Modular DLE Approach: Together with Ganfeng, the Company is advancing engineering and development of an initial 10,000 tpa LCE modular DLE facility as part of a phased Stage 2 development plan.
◦The strategy is designed to accelerate first production, reduce execution risk and optimize capital efficiency by leveraging Ganfeng's expertise in fabricating advanced process equipment for installation at site.
•Early Development Activities: Cauchari-Olaroz has approved early development activities for Stage 2, including additional production wells, infrastructure and site preparation, under existing operating permits.
◦These activities are expected to advance the Stage 2 expansion plan and contribute toward investment under RIGI, while strengthening the existing operation and supporting sustained production above current design capacity.
•Environmental Permitting: The Environmental Impact Assessment ("EIA") application for Stage 2 has been submitted, with environmental approval process underway.

PPG: An integrated development plan targeting capacity of 150,000 tpa of LCE across three phases, leveraging shared infrastructure and the consolidated resource base.
•Ganfeng and Lithium Argentina continue to advance financing options with potential customers and strategic partners for offtake and minority ownership interests.
•The RIGI application was submitted in the first quarter of 2026, with approval expected by the end of 2026.

Lithium Argentina Financial and Corporate
▪As of June 30, 2026, Lithium Argentina held $100 million in cash and cash equivalents and $230 million in total liquidity, including $130 million undrawn 6-year debt facility.
•Subsequent to quarter end, Cauchari-Olaroz distributed an additional $27 million to the Company and expects to receive further distributions later in 2026.
▪The Company continued advancing plans for a secondary listing on the Australian Securities Exchange ("ASX"), complementing the Company's NYSE listing and broadening access for Asia-Pacific investors.
2 Refer to section titled “Non-IFRS and Other Financial Measures” below.
3 Free Cash Flow from Operations is Exar net cash generated from operating activities, less capital expenditures and before the deduction of development capital expenditures, including the payment of capitalized interest. Free cash flow from Operations at Exar does not represent cash flow available to the Company at its discretion. Under the shareholder agreement governing Cauchari-Olaroz, excess cash flow (as defined therein) is distributed between the Company and Ganfeng.

NEWS RELEASE

NEWS RELEASE
FINANCIAL RESULTS

Selected consolidated financial information of the Company is presented as follows:

Financial results	Three Months Ended June 30,
(in US$ million except per share information)	2026	2025
	$	$
Income/(expenses)	2.3	(11.0)
Net income/(loss)	1.3	(4.1)
Income/(loss) per share – basic	0.01	(0.03)
Income/(loss) per share – diluted	0.01	(0.03)

Financial results	June 30, 2026	December 31, 2025
(in US$ million)	$	$
Cash and cash equivalents	99.7	61.1
Total assets	1,152.5	1,099.8
Total liabilities	(312.9)	(282.8)

For the three months ended June 30, 2026, the Company reported net income of $1.3 million, compared to a net loss of $4.1 million in Q2 2025. The change was primarily attributable to the Company's share of income from the Cauchari-Olaroz Project of $12.3 million in Q2 2026, compared to a share of loss of $0.4 million in Q2 2025, reflecting improved operating results at Exar due to higher realized lithium carbonate prices, partially offset by lower finance and other income and higher transaction costs.

This news release should be read in conjunction with Lithium Argentina’s unaudited condensed consolidated interim financial statements and management's discussion and analysis for the three and six months ended June 30, 2026, which are available on SEDAR+ and EDGAR. All amounts are in U.S. dollars unless otherwise indicated.
NON-IFRS AND OTHER FINANCIAL MEASURES

Exar Cash Operating Costs and Total Cash Costs per Tonne

Lithium Argentina reports Exar’s “Cash Operating Costs per tonne” and “Total Cash Costs per tonne” as key non-GAAP financial measures or ratios. These non-GAAP financial measures or ratios do not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. The most directly comparable IFRS measure is Exar's Cost of Sales. These metrics provide investors with insight into the Company’s cost structure by excluding non-cash and non-operating items, thereby enabling better comparability of operating performance. Cash operating margin is a related non-GAAP ratio, defined as Exar's revenue less Cash Operating Costs (C1), divided by revenue. It is a performance measure and not a measure of liquidity, and the most directly comparable IFRS measure is Exar's gross profit.

Cash Operating Cost (C1) includes all expenditures incurred at the site, such as brine management, lithium plant processing, site and provincial office overheads, and inventory adjustments. These costs also include project general and administrative costs and sales logistics costs.

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Total Cash Costs (C2) include all C1 costs, along with selling costs, export duties (net of refunds) and provincial royalties. Tonnes are reported on a tonnes sold basis at FOB Buenos Aires port. Exar covers the cost of transporting lithium carbonate to the port, while the delivery cost to the buyer's factory in China, along with processing and other costs are subtracted from the sales price.
RECONCILIATION TO NON-GAAP MEASURES
Exar on a 100% basis

In USD millions (unless stated otherwise)		Q2-26	Q2-25	Change	Q2-26	Q1-26	Change
Cost of sales	M$	63.1	63.3	(0.2)	63.1	65.2	(2.1)
(-) Depreciation and inventory net realizable value adjustments	M$	(15.0)	(14.8)	(0.2)	(15.0)	(16.1)	1.1
(+) General & administration and sales logistics	M$	4.4	4.2	0.2	4.4	4.8	(0.4)
C1: Cash Operating Costs	M$	52.5	52.7	(0.2)	52.5	53.9	(1.4)
(+) Selling costs, duties and royalties	M$	9.9	2.3	7.6	9.9	8.2	1.7
C2: Total Cash Costs	M$	62.4	55.0	7.4	62.4	62.1	0.3
Li2CO3 Shipments (dry base)	tns	8,901	8,635	266	8,901	10,006	(1,105)
C1 Total Cash Operating Costs per tonne	$/tn	5,897	6,098	(201)	5,897	5,391	506
C2 Total Cash Costs per tonne	$/tn	7,005	6,366	639	7,005	6,208	797
Notes: Quarterly amounts added together may not equal to the total reported for the period due to rounding.

Exar EBITDA and Adjusted EBITDA

Lithium Argentina reports “Exar EBITDA” and “Exar Adjusted EBITDA” as supplemental non-GAAP operational measures. These measures are presented on a 100% Exar basis and do not represent amounts attributable to Lithium Argentina or its shareholders. Lithium Argentina accounts for its 44.8% interest in Exar using the equity method and accordingly recognizes only its proportionate share of Exar’s net income or loss as a single line item in its consolidated statements of operations. These non-GAAP measures do not have a standardized meaning under IFRS and may not be comparable to similar measures disclosed by other issuers.

Management presents these measures to provide investors and other stakeholders with additional insight into the operational performance of the asset in which Lithium Argentina holds its primary interest.

Exar EBITDA is defined as Exar’s net income (loss) before income tax expense (recovery), finance costs (net), and depreciation and amortization. Exar Adjusted EBITDA further excludes foreign exchange gains and losses, gains and losses arising from derivative liabilities, other income and expense items of a non-cash or non-operating nature. These adjustments reflect items that management considers to be outside the ordinary course of operations at the Cauchari-Olaroz project and that may obscure period-to-period and peer-to-peer comparability of operating results. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our significant equity investee in order to provide liquidity to fund its own needs and service its outstanding debt, as well as repay loans provided by Lithium Argentina and pay dividends.

NEWS RELEASE

Exar on a 100% basis

In USD millions (unless stated otherwise)	Q2-26	Q2-25	Change	Q2-26	Q1-26	Change
Net income (loss)	27.0	83.7	(56.7)	27.0	49.3	(22.3)
Income tax expense	38.1	35.4	+2.7	38.1	8.5	+29.6
Finance costs, net	27.9	40.5	(12.6)	27.9	23.0	+4.9
Depreciation and amortization	15.0	14.6	+0.4	15.0	16.2	(1.2)
EBITDA	108.0	174.2	(66.2)	108.0	97.0	+11.0
FX losses/(gains)	7.1	5.2	+1.9	7.1	(4.2)	+11.3
Derivative (gains)/losses	(0.9)	(169.4)	+168.5	(0.9)	8.2	(9.1)
Other (income)/loss	(3.9)	(1.4)	(2.5)	(3.9)	4.8	(8.7)
Adjusted EBITDA	110.3	8.6	+101.7	110.3	105.8	+4.5
Note: The reconciliation above has been prepared using financial information from Exar's financial statements, adjusted for certain reclassifications to conform with Lithium Argentina's presentation. Figures may not sum due to rounding.
Derivative gains and losses reflect fair value changes related to an embedded derivative within Exar’s USD-denominated related party loans, that are contractually required to be settled in Argentine Pesos using the Blue-Chip Swap (“BCS”) exchange rate. The fair value of this embedded derivative fluctuates with changes in the spread between the BCS rate and the official Argentine exchange rate. These amounts are excluded from Adjusted EBITDA because they reflect non-operating fair value movements associated with financing arrangements rather than the underlying operating performance of the Cauchari-Olaroz project.

Exar Free Cash Flow and Exar Free Cash Flow from Operations

Lithium Argentina reports “Exar Free Cash Flow” and “Exar Free Cash Flow from Operations” as supplemental non-GAAP financial measures, presented on a 100% Exar basis. They are not standardized financial measures under IFRS and may not be comparable to similar measures disclosed by other issuers, including measures with similar titles. Exar Free Cash Flow is net cash generated from operating activities of Exar, less capital expenditures. Exar Free Cash Flow from Operations is Exar Free Cash Flow before the deduction of development capital expenditures, including the payment of capitalized interest. The most directly comparable IFRS measure for both is net cash generated from operating activities of Exar, presented under “Financial Information of Exar (on a 100% basis) – Cash Flows” above, where the underlying amounts are also disclosed.

Sustaining capital expenditures and development capital expenditures are supplementary financial measures which together comprise purchases of property, plant and equipment. Sustaining capital expenditures maintain existing operations and current production levels; development capital expenditures increase current or future production capacity, cash flow or earnings potential. Both are measured on a cash basis, and where an expenditure serves both purposes, classification follows its primary purpose. Development capital expenditures include the payment of capitalized interest settled during the periods presented.

Because Lithium Argentina’s interest in Cauchari-Olaroz is held through an equity-accounted investment rather than a controlled subsidiary, Exar’s cash flows are not presented in the Company’s consolidated statement of cash flows. Exar Free Cash Flow gives users visibility into the cash generated by the underlying operating asset after all capital expenditure incurred in the period. Development capital expenditures, including payment of capitalized interest are deducted in Exar Free Cash Flow because they are a cash cost of acquiring those production assets; had that interest been paid as it accrued rather than deferred, the cash outflow would have been included in purchases of property, plant and equipment in earlier periods. Other amounts within Exar’s investing and financing activities are not deducted, principally treasury investment activity, VAT recovery arising in the comparative period only, and movements in loan principal.

Exar Free Cash Flow from Operations is presented in addition to, and not in place of, Exar Free Cash Flow, to show the operation’s cash generation before development capital expenditures. Development capital expenditures in the periods presented relate to the payment of interest capitalized prior to commercial production, so the capitalized balance is fixed and reduces as it is settled: approximately $16.6 million was settled during the six months ended June 30, 2026, leaving approximately $18.9 million payable to Exar Capital, a jointly owned financing company wholly owned by Lithium Argentina and Ganfeng.

NEWS RELEASE
Neither measure represents an amount attributable to Lithium Argentina or its shareholders, nor residual cash available for discretionary use, and both are stated before scheduled principal repayments and interest on Exar’s third-party debt. Free Cash Flow from Operations at Exar does not represent cash flow available to the Company at its discretion. Under the shareholder agreement governing Cauchari-Olaroz, excess cash flow (as defined therein) is distributed between the Company and Ganfeng.

Exar on a 100% basis

	Three Months Ended June 30,		Six Months Ended June 30,
In USD millions (unless stated otherwise)	2026	2025	2026	2025
Net cash generated from operating activities (IFRS)	142.4	(15.3)	177.9	(38.9)
(-) Purchases of PP&E	(1.3)	(2.1)	(3.6)	(6.2)
(-) Settlement of interest capitalized during construction	(15.7)	—	(16.6)	—
Exar Free Cash Flow	125.4	(17.4)	157.7	(45.1)
(+) Settlement of interest capitalized during construction	15.7	—	16.6	—
Exar Free Cash Flow from Operations	141.1	(17.4)	174.3	(45.1)
Note: The reconciliation above has been prepared using financial information from Exar’s financial statements, adjusted for certain reclassifications to conform with Lithium Argentina’s presentation. Figures may not sum due to rounding. Exar Free Cash Flow from Operations is presented in addition to, and not in place of, Exar Free Cash Flow.
Average realized lithium price

Lithium Argentina reports Exar’s average realized lithium price as a key non-GAAP financial measure. This non-GAAP financial measure does not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Average realized lithium price per tonne is defined as lithium revenue divided by total lithium tonnes sold.

Scientific & Technical Information and Qualified Persons

The scientific and technical information in this press release in respect to the updated mineral resource has been reviewed and approved by the independent QPs listed below, each of whom is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects

David Burga, P.Geo.
Mark King, PhD P.Geo., FGC

The scientific and technical information in this press release in respect of Cauchari-Olaroz has been reviewed and approved by David Burga, P.Geo., a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

ABOUT LITHIUM ARGENTINA

Lithium Argentina is a producer of lithium carbonate for use primarily in lithium-ion batteries and electric vehicles. The Company, in partnership with Ganfeng Lithium Group Co., Ltd. (“Ganfeng”) operates the Cauchari-Olaroz lithium brine operation in the Jujuy province of Argentina and is advancing PPG in the Salta province of Argentina. Lithium Argentina currently trades on the TSX and on the NYSE under the ticker “LAR”.

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For further information contact:
Investor Relations
Telephone: +1 778-653-8092
Email: kelly.obrien@lithium-argentina.com
Website: http://www.lithium-argentina.com

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. Forward-looking information can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. All statements, other than statements of historical fact, are forward-looking information. Forward-looking information in this news release include, without limitation, information with respect to the following matters or the Company’s expectations relating to such matters:  mineral resource estimates; the nature and timing of an updated development plan for Stage 2; the impacts of the increase in resources on the Company’s growth strategy and for staged capacity expansions at Cauchari-Olaroz; the timing and amount of future production, capacity and anticipated costs; expectations with respect to Stage 2; expectations with respect to the PPG joint venture, including the timing for closing the joint venture and financing plans; the ability of the Company to refinance its existing corporate debt; future distributions of cash from Exar; production guidance; permitting and expectations related to the timing of RIGI approval and related benefits; the Company’s consideration of additional stock exchange listings.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company’s actual results or performance to differ materially. This information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences, and accordingly, the Company can give no assurance that these assumptions and expectations will prove to be correct. With respect to forward-looking information included in this news release, the Company has made assumptions regarding, among other things: current technological trends; a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Company’s projects; the business relationship between the Company and Ganfeng; ability of the Company to fund, advance and develop Cauchari-Olaroz and its other projects, and expected production and the timing thereof at Cauchari-Olaroz; ability of the Company to fund, advance and develop PPG; the successful operation of Cauchari-Olaroz under its co-ownership structure; ability of the Company to produce battery quality lithium products; the ability to operate in a safe and effective manner; uncertainties relating to obtaining and/or maintaining mining, exploration, development, environmental and other permits or approvals in Argentina including the Company’s RIGI applications; demand for lithium, including that such demand is supported by growth in the electric vehicle market; impact of increasing competition in the lithium business, including the Company’s competitive position in the industry; general economic conditions; stability and support of legislative, regulatory and community environment in the jurisdiction where it operates; estimates of and changes to market prices for lithium and commodities; estimates costs for the project or operation; estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; reliability of technical data; and the ability to achieve full production; and accuracy of budget and estimates.

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Forward-looking information also involves known and unknown risks that may cause actual results to differ materially, these risks include, among others: the operations may not operate and produce as planned; cost overruns; market prices affecting development of the operation; risks associated with co-ownership arrangements; risks with ability to successfully secure adequate financing if necessary; risks to the growth of the lithium markets; lithium prices; inability to obtain any future required governmental permits and that operations may be limited by government-imposed limitations; technology, cyber security and artificial intelligence risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; risks arising from the outbreak of or continued hostilities in Ukraine, the Middle East and other parts of the world and the international response, including but not limited to their impact on commodity markets, fuel prices, supply chains, equipment and construction prices and on capital markets in general; emerging and developing market risks; operational risks; changes in government regulations; changes in environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project or operation parameters; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties regarding assumptions underlying such estimates; whether mineral resources will ever be converted into mineral reserves; opposition to the Company’s projects; geological or technical or processing problems; liabilities and risks; health and safety risks; unanticipated results; unpredictable weather; unanticipated delays; reduction in demand for lithium; inability to generate profitable operations; restrictive covenants in debt instruments; intellectual property risks; dependency on key personnel; currency and interest rate fluctuations; uncertainties inherent to economic studies such as the Scoping Study; there being no assurance that the Company will seek any new stock exchange listing nor successfully obtain one; and volatility in general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent Annual Report on Form 20-F, copies of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.